As filed with the Securities and Exchange Commission on May 28, 2004


                                                                FILE NO. 70-8553

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 5
                             (Third Post-Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601
                     --------------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:


David B. Hertzog                        Clifford M. Naeve
Vice President and General Counsel      William C. Weeden
Allegheny Energy, Inc.                  W. Mason Emnett
800 Cabin Hill Drive                    Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA 15601                    1440 New York Avenue, NW
                                        Washington, D.C. 20005





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     Allegheny hereby amends and restates in its entirety its Amendment No. 4
(Second Post-Effective) filed with the Securities and Exchange Commission ("Commission") in File No. 70-8553 on March 6, 2003.


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.   Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, hereby files this post-effective Amendment pertaining to the Dividend Reinvestment and Stock Purchase Plan ("DRISP") and the Employee Stock Ownership and Savings Plan ("ESOSP").1 Allegheny seeks,on an expedited basis, authority to issue additional shares of its common stock, $1.25 par value (the "Common Stock"), pursuant to the ESOSP. Specifically, Allegheny seeks an order not later than June 11, 2004 authorizing it to issue additional shares as more fully described below.

B.   Overview of the Applicant

     Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. Allegheny delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia through the following wholly-owned regulated public utility companies: West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison"), Monongahela Power Company ("Monongahela" and, together with West Penn and Potomac Edison, the "Operating Companies") and Mountaineer Gas Company ("Mountaineer").

     West Penn is subject to the regulation of the Pennsylvania Public Utility Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Monongahela is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.

C.   Requested Authorization

     Through a series of prior orders, the Commission authorized Allegheny to issue and sell an aggregate of 12,000,000 shares, $2.50 par value, under the DRISP and the ESOSP. See Holding Co. Act Release No. 20131 (Aug. 5, 1977); Holding Co. Act Release No. 21542 (Apr. 29, 1980); Holding Co. Act Release No. 22985 (June 23, 1983); Holding Co. Act Release No. 23333 (June 19, 1984);
Holding Co. Act Release No. 24344 (March 17, 1987);  Holding Co. Act Release No.



-----------------------
1 The ESOSP was formerly called the Tax Reduction Act Employee Stock Ownership Plan ("TRASOP") and the Tax Credit Employee Stock Ownership Plan ("PAYSOP").

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25150 (Sep. 14, 1990).  This aggregate number of shares was increased to
24,000,000 shares of common stock, $1.25 par value, as a result of a 2 for 1 stock split effective November 4, 1993. See Holding Co. Act Release No. 25911 (Oct. 21, 1993). On March 22, 1995, the Commission authorized Allegheny to issue an additional 6,025,000 shares of Common Stock for purposes of the DRISP and ESOSP and for outside directors. Holding Co. Act Release No. 26255.

     From the shares authorized in these prior orders, Allegheny has remaining authority to issue no shares pursuant to the DRISP and a limited number of shares pursuant to the ESOSP. In order to continue funding the ESOSP, Allegheny requests authority through December 31, 2008 to issue from time to time a total of not more than 5,000,000 additional shares of its authorized and unissued Common Stock (the "ESOSP Additional Common Stock") pursuant to the ESOSP. As of April 30, 2004, 126,969,238 shares of Allegheny's common stock were outstanding. Allegheny's charter authorizes up to 260,000,000 shares.

     The ESOSP, a copy of which is attached hereto as Exhibit B-2(a), is comprised of a Stock Ownership Plan and a Savings Plan. The ESOSP was established for the exclusive benefit of Allegheny and of participating employees and their beneficiaries. The ESOSP enables employees to provide for their future through tax deferred pre-tax contributions (which are matched by Allegheny contributions) and post-tax contributions. Allegheny proposes to issue ESOSP Additional Common Stock to the trust (or pay cash which shall be used by the trust to purchase Allegheny Common Stock) at least quarterly in an amount equal in value to fifty percent of a participant's contribution (not to exceed three percent of such participant's annual compensation) under the Savings Plan, all as more fully set forth in Section 4.1 of the ESOSP. The ESOSP Additional Common Stock issued to the trust for purposes of the Savings Plan will be in consideration for the past labor and services of qualified employees of Allegheny and its subsidiaries.

     All costs of administration of the ESOSP, in excess of those allowed to be paid from contributions to the trust, will be paid by all the participating subsidiaries of Allegheny.

     Except as described herein, no associate company or affiliate of Allegheny or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will be approximately $10,000.


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ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.   General

     Allegheny considers Sections 6(a) and 7 of the Act, and Rule 54 under the Act, to be applicable to the transactions proposed in this Amendment. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Allegheny requests such authorization, exemption or approval.

     Allegheny respectfully submits that the authorizations requested in this Amendment are in their best interests and are appropriate for the protection of investors and consumers. Allegheny further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.   Rule 54 Analysis

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) ("Financing Order"). As of December 31, 2003, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $234 million. These investments by Allegheny were made in compliance with the Financing Order.

     Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In a subsequent order, however, the Commission authorized Allegheny to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as certain revised financing conditions were met, including a requirement that Allegheny maintain a common equity ratio of at
least 28 percent.  Holding Co. Act Release No. 27652 (Feb. 21, 2003).   As of
December 31, 2003, Allegheny's common equity ratio is below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

     Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render

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services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     None of the circumstances described in 53(b)(1) have occurred.

     The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

     Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny or the Operating Companies. Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained
at not less than 30 percent.2   Furthermore, the common equity ratios of the
Operating Companies will not be affected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  REGULATORY APPROVALS

     No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5.  PROCEDURE

     The Commission issued and published a notice of this request on March 6, 2003. That notice specified a date of not later than March 31, 2003 as the date by which comments may be entered. Allegheny requests that the Commission issue an order granting this Amendment by June 11, 2004.

     Allegheny hereby (i) waives a recommended  decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.   Exhibits

     B-2(a) Employee Stock Ownership and Savings Plan (filed previously)


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2       The common equity  ratios of the Operating Companies  as of
        December 31, 2003 are as follows: West Penn, 50.9 percent; Potomac Edison, 49.4 percent; and Monongahela, 37.8 percent.

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     H    Proposed Form of Notice (filed previously)

B.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2004, File No. 1-267)

     1.4 Consolidated Statement of Income of Allegheny Energy, Inc. for the three months ended March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2004, File No. 1-267)


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    May 27, 2004

                                                   Allegheny Energy, Inc.


                                                   By:      /s/ David B. Hertzog
                                                            --------------------
                                                   Title:   Vice President and
                                                            General Counsel